| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hour per response . . . . . . . . . . . | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

09059989

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66569 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

| Quincy | MA | 02169-4758 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — (617) 328-6200
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

| 388 Hillside Avenue | Needham | MA | 02494-1221 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

Processing Section

MAR 02 2009

Washington, DC 100

# OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. McDonough
Signature

President
Title

Carolyn R. Caldarone
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the Years Ended December 31, 2008 and 2007

**MERIDIAN CAPITAL PARTNERS, LLC**
TABLE OF CONTENTS
For the Years Ended December 31, 2008 and 2007

**MERIDIAN CAPITAL PARTNERS, LLC**

INDEPENDENT AUDITORS REPORT

Jacobs, Velella & Kerr, P.C.
*Certified Public Accountants*
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

## INDEPENDENT AUDITORS REPORT

To the Members of:
**Meridian Capital Partners, LLC**
Quincy, Massachusetts

We have audited the accompanying statements of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2008 and 2007 and the related statements of revenues and expenses, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, PC

*Jacobs, Velella & Kerr, P.C.*
Needham, Massachusetts

February 15, 2009

**MERIDIAN CAPITAL PARTNERS, LLC**

AUDITED FINANCIAL STATEMENTS

**MERIDIAN CAPITAL PARTNERS, LLC**
STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
At December 31, 2008 and 2007

| | 2008 | | 2007 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **CURRENT ASSETS** | | | | |
| Cash | $ | 163,823 | $ | 481,737 |
| Commissions and accounts receivable | | - | | 261,693 |
| Deposits and prepaid expenses | | 1,612 | | 7,617 |
| **TOTAL CURRENT ASSETS** | | 165,435 | | 751,047 |
| **PROPERTY AND EQUIPMENT** | | | | |
| Computer equipment and software | | 18,642 | | 18,454 |
| Equipment | | 2,917 | | 2,917 |
| Furniture and fixtures | | 8,034 | | 8,034 |
| Leasehold improvements | | 17,084 | | 17,084 |
| | | 46,677 | | 46,488 |
| Less: accumulated depreciation | | (31,737) | | (20,677) |
| | | 14,940 | | 25,811 |
| **TOTAL ASSETS** | $ | 180,375 | $ | 776,858 |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| **CURRENT LIABILITIES** | | | | |
| Accrued liabilities | | 12,500 | | 240,903 |
| Due to related party | | 13,444 | | 28,286 |
| **TOTAL CURRENT LIABILITIES** | | 25,944 | | 269,189 |
| **MEMBERS' EQUITY** | | 154,431 | | 507,669 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 180,375 | $ | 776,858 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN CAPITAL PARTNERS, LLC**
STATEMENTS OF REVENUE AND EXPENSES
For the Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **REVENUE** | | |
| Wholesale commissions and due diligence fees | 2,890,803 | 11,936,596 |
| **TOTAL REVENUE** | 2,890,803 | 11,936,596 |
| **OPERATING EXPENSES** | | |
| Charitable contributions | 50 | 5,200 |
| Commissions and due diligence fees | 2,633,747 | 10,537,662 |
| Computer expense | 16,784 | 22,962 |
| Depreciation expense | 11,060 | 10,949 |
| Dues and subscriptions | 5,136 | 5,853 |
| Employee benefits | 73,472 | 92,163 |
| Filing fees expense | 36,915 | 7,777 |
| Insurance expense | 5,055 | 8,364 |
| Legal, accounting and professional fees | 30,802 | 41,233 |
| Meals and entertainment | 19,846 | 27,199 |
| Meetings and conferences | (3,139) | 30,118 |
| Office supplies and expense | 23,260 | 27,408 |
| Pension expense | - | 55,251 |
| Postage and shipping | 5,774 | 6,056 |
| Rent | 63,454 | 60,927 |
| Repairs and maintenance | 499 | 454 |
| Salaries and wages | 458,288 | 739,693 |
| Taxes - payroll and other | 30,102 | 30,694 |
| Telephone expense | 25,710 | 20,137 |
| Training and education | 14,081 | 2,419 |
| Travel expense | 91,739 | 105,801 |
| **TOTAL OPERATING EXPENSES** | 3,542,635 | 11,838,320 |
| **NET OPERATING MARGIN** | (651,832) | 98,276 |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income - related party | - | 1,924 |
| Interest expense - related party | (1,406) | (1,646) |
| **TOTAL OTHER INCOME (EXPENSE)** | (1,406) | 278 |
| **NET INCOME (LOSS)** | (653,238) | 98,554 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN CAPITAL PARTNERS, LLC**
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2008 and 2007

| | | |
|---|---|---|
| **MEMBERS' EQUITY AS OF DECEMBER 31, 2006** | $ | 409,115 |
| Capital contributions | | - |
| Net loss for the year ended December 31, 2007 | | 98,554 |
| Capital withdrawls | | - |
| **MEMBERS' EQUITY AS OF DECEMBER 31, 2007** | | 507,669 |
| Capital contributions | | 300,000 |
| Net income for the year ended December 31, 2008 | | (653,238) |
| Capital withdrawls | | - |
| **MEMBERS' EQUITY AS OF DECEMBER 31, 2008** | $ | 154,431 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN CAPITAL PARTNERS, LLC**
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (653,238) | $ 98,554 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation expense | 11,060 | 10,949 |
| Expenses allocated from related party | 948,975 | 1,392,803 |
| Intercompany interest income | - | (1,924) |
| Intercompany interest expense | 1,406 | 1,646 |
| (Increase) decrease in: | | |
| Commissions and accounts receivable | 261,693 | (219,712) |
| Deposits and prepaid expenses | 6,005 | (7,282) |
| Increase (decrease) in: | | |
| Accounts payable | - | (1,908) |
| Accrued liabilities | (228,403) | 140,396 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 347,498 | 1,413,522 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Advances from related party | (965,412) | (1,410,000) |
| **NET CASH USED IN INVESTING ACTIVITIES** | (965,412) | (1,410,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contributions | 300,000 | - |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | 300,000 | - |
| **NET INCREASE (DECREASE) IN CASH** | (317,914) | 3,522 |
| **CASH, BEGINNING** | 481,737 | 478,215 |
| **CASH, ENDING** | $ 163,823 | $ 481,737 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

| | 2008 | 2007 |
|---|---|---|
| Cash paid for interest | $ - | $ 4,226 |

The accompanying notes are an integral part of these financial statements.

# MERIDIAN CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*A. GENERAL INFORMATION*
Meridian Capital Partners, LLC is a limited liability company ("LLC") formed under the laws of the state of Delaware on March 25, 2004 with its principal office located in Quincy, Massachusetts with a satellite office located in Potomac, Maryland. The LLC is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

*B. LIABILITY OF LIMITED LIABILITY COMPANY MEMBERS*
Pursuant to §18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act, the debts, obligations and liabilities of an LLC member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member or manager of the LLC shall be obligated personally for such debt, obligation or liability of the LLC solely by reason of being a member or acting as a manager of the LLC.

Pursuant to §18-303(b) of the aforementioned Act, under the LLC agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the LLC.

*C. USE OF ESTIMATES*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*D. CASH AND CASH EQUIVALENTS*
For financial statement purposes, the LLC considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

*E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS*
The LLC experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

*F. PROPERTY AND EQUIPMENT*
Property and equipment are stated at cost. Depreciation is computed using the straight-line method and estimated recovery periods sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of the LLC's assets are as follows:

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

*F. PROPERTY AND EQUIPMENT – continued*

| Asset Group | Estimated useful life (years) |
|---|---|
| Computer equipment | 2 - 3 |
| Furniture and fixtures | 7 |
| Leasehold improvements | Remaining term of lease |
| Office equipment | 7 |

*G. REVENUE AND COST RECOGNITION*
Commission revenues are recognized upon the closing of a participating program transaction (earned). The related commission expense is recognized when the commission revenue is earned by the LLC.

*H. ADVERTISING COSTS*
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

*I. COMPENSATED ABSENCES*
Employees of the LLC are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The LLC's policy is to recognize the costs of compensated future absences when actually paid to employees.

*J. SHIPPING AND HANDLING COSTS*
The LLC does not normally incur shipping and handling costs in connection with its wholesale direct participation program activities. If shipping and handling costs were incurred, those costs would be absorbed by the LLC as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

*K. INCOME TAXES*
Under the domestic entity default rules of the Internal Revenue Service ("IRS"), the LLC is treated as a partnership for taxation purposes. In lieu of the LLC paying federal income taxes, the members of the LLC are taxed on their proportionate share of the LLC's federally taxable income. The Commonwealth of Massachusetts follows the IRS rules in determining the taxation of the LLC. Therefore, these financial statements do not contain a provision for federal or state income taxes.

## NOTE 2 - RELATED PARTY TRANSACTIONS
During the years ended December 31, 2008 and 2007, the LLC shared office space at its location with Meridian Investments, Inc., Meridian Clean Fuels, Inc., Carbon Energy, LLC, and Meridian Finance Company, LLC, all affiliated companies. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies as determined by the primary paymaster, Meridian Properties, Inc ("MPI"). Allocations of all shared expenses are determined by personnel time devoted to each entity.

**NOTE 2 - RELATED PARTY TRANSACTIONS - continued**

Pursuant to the MPI's personnel time review conducted at the beginning of 2007, the allocation percentages were revised to the following: 45% Meridian Investments, Inc., 20% Meridian Capital Partners, LLC, 20% Meridian Clean Fuels, Inc., 7% Carbon Energy, LLC and 8% Meridian Finance Company, LLC.

Pursuant to the MPI's personnel time review conducted at the beginning of 2008, the allocation percentages remained the same.

For the years ended December 31, 2008 and 2007, the amount of costs allocated to the LLC was $ 949,163 and $ 1,394,670, respectively, including costs capitalized as fixed assets of $ 188 and $ 1,867, respectively. The amount of cash transferred from the LLC was $ 965,412 and $ 1,410,000, respectively. There were no cash transfers to the LLC during the years ended December 31, 2008 and 2007.

**NOTE 3 - LEASES**

The LLC shares its office locations in Massachusetts and Maryland under an operating lease through MPI.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2001 was amended on September 1, 2005 to amend the amount and location of the office space being leased. The Maryland lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012.

The Massachusetts office also began leasing various pieces of office equipment under operating leases expiring on various dates through the year 2012.

Effective for both years ended December 31, 2007 and 2006 respectively, 20% of all of the lease payments were allocated to the LLC.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

| Year Ended | Amount |
|---|---|
| December 31, 2009 | $ 71,729 |
| December 31, 2010 | 63,492 |
| December 31, 2011 | 29,948 |
| December 31, 2012 | 5,817 |
| December 31, 2013 | - |
| | $ 170,986 |

Rent expense for the years ended December 31, 2008 and 2007 was $ 63,454 and $ 60,927, respectively.

**NOTE 4 – ACCRUED LIABILITIES**
At December 31, 2008 and 2007, accrued liabilities consisted of the following:

| | 2008 | 2007 |
|---|---|---|
| Commissions | $ - | $ 230,103 |
| Miscellaneous operating expenses | 2,500 | 800 |
| Professional fees | 10,000 | 10,000 |
| | $ 12,500 | $ 240,903 |

**NOTE 5 - DUE TO RELATED PARTY**
Due to related party represents monies advanced to the LLC from MPI. The balances at December 31, 2008 and 2007 are comprised of (1) amounts actually borrowed from, net of amounts repaid to MPI, (2) specific expenses actually paid by the MPI for the benefit of the LLC and (3) common operating expenses allocated to the LLC.

Interest on the outstanding balances is charged on the average monthly balance at the applicable federal rate per annum (2.80% and 4.92% for the years ended December 31, 2008 and 2007, respectively).

Interest payable included in the balance at December 31, 2008 and 2007 was $ 1,406 and $ 1,646, respectively. Interest receivable included in the balance at December 31, 2008 and 2007 was $ 0 and $ 1,924, respectively. As of December 31, 2008 and 2007 the net amount due from (owed to) MPI was $ (1406) and $ 278, respectively.

**NOTE 6 - SALE OR TRANSFER OF MEMBERS' INTERESTS**
Pursuant to the LLC agreement dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion.

The LLC is not required to recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to LLC agreement have been filed with the LLC.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the LLC agreement.

**NOTE 7 - CONCENTRATIONS OF CREDIT AND MARKET RISK**
The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

Financial instruments that potentially subject the LLC to credit risk consist principally of commissions receivable and commission revenue. Concentrations of credit risk with respect to commissions receivable and commission revenue arise due to the fact that the LLC conducts business with a limited number of companies and, as of December 31, 2008 and 2007, commissions receivable due from one company totaled $ 0 and $ 261,693, respectively. The amount due at December 31, 2007 is the

**NOTE 7 - CONCENTRATIONS OF CREDIT AND MARKET RISK – continued**
result of the closing of a direct participation program at the end of the year, for which commission payments were not received until 2008.

The LLC also maintains cash balances in one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000 in 2008 and $ 100,000 in 2007. From time to time, the LLC may have cash on deposit that exceeds the federally insured limits. At December 31, 2008 and 2007, the LLC had uninsured cash balances in the amount of $ 0 and $ 383,187, respectively.

**NOTE 8 - NET CAPITAL REQUIREMENTS**
The LLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the LLC had net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

| | 2008 | 2007 |
|---|---|---|
| Net Capital | $ 137,879 | $ 442,651 |
| Required Net Capital | 1,728 | 17,928 |
| Excess Net Capital | $ 136,151 | $ 424,723 |
| Aggregate Indebtedness | $ 25,944 | $ 269,189 |
| Net Capital Ratio | 0.19 to 1 | 0.61 to 1 |

**NOTE 9 – CHANGES TO COMPARATIVE PRIOR YEAR INFORMATION**

Certain amounts presented in Schedule I – Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission, have been reclassified to conform to the presentation of the schedule as of December 31, 2007. These reclassifications had no effect on net income (loss) or the calculation of net capital under SEC Rule 15c3-1for the years ended December 31, 2008 or 2007.

# MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
*Certified Public Accountants*
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370



# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of:
**Meridian Capital Partners, LLC**
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Capital Partners, LLC as of December 31, 2008 and 2007 and for the years then ended, respectively and have issued our report thereon dated February 15, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

***Jacobs, Velella & Kerr, P.C.***
Needham, Massachusetts

February 15, 2009

**MERIDIAN CAPITAL PARTNERS, LLC**
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

| | | 2008 | | 2007 |
|---|---|---|---|---|
| **NET CAPITAL COMPUTATION** | | | | |
| MEMBERS' EQUITY | $ | 154,431 | $ | 507,669 |
| LESS: NON-ALLOWABLE ASSETS | | | | |
| Receivable from non-customers in excess of related payable to non-customers | | - | | (31,590) |
| Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortizations | | (14,940) | | (25,811) |
| Deposits and prepaid expenses | | (1,612) | | (7,617) |
| **NET CAPITAL** | $ | 137,879 | $ | 442,651 |
| **RECONCILIATION WITH LLC'S COMPUTATION** | | | | |
| NET CAPITAL PER FOCUS REPORT | $ | 149,286 | $ | 419,237 |
| AUDIT ADJUSTMENTS FOR: | | | | |
| Investment in and receivables from affiliates, subsidiaries and associated partnerships | | - | | 33,316 |
| Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization | | 11,060 | | 7,439 |
| Deposits and prepaid expenses | | (1,612) | | (7,617) |
| Rent expense | | - | | 5,177 |
| Computer supplies and expense | | - | | 3,457 |
| Interest income | | - | | 1,924 |
| Postage expense | | - | | (9) |
| Office supplies and expense | | - | | (19) |
| Telephone expense | | - | | (522) |
| Interest expense | | (1,407) | | (1,646) |
| Legal, accounting and professional fees | | (10,000) | | (2,500) |
| Insurance expense | | 1,612 | | (4,637) |
| Depreciation expense | | (11,060) | | (10,949) |
| **NET CAPITAL** | $ | 137,879 | $ | 442,651 |

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
*Certified Public Accountants*
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370



## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of:
**Meridian Capital Partners, LLC**
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Capital Partners, LLC as of December 31, 2008 and 2007 and for the years ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and

procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, PC

*Jacobs, Velella & Kerr, P.C.*
Needham, Massachusetts

February 15, 2009

JVK
Jacobs, Velella & Kerr, P.C.
*Certified Public Accountants*
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

# INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Members of
**Meridian Capital Partners, LLC**
Quincy, Massachusetts

We have audited the financial statements of Meridian Capital Partners, LLC as of December 31, 2008 and 2007 and for the years then ended, respectively. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, PC

*Jacobs, Velella & Kerr, P.C.*
Needham, Massachusetts

February 15, 2009